Exhibit (m)

COHEN & STEERS ETF TRUST

AMENDED DISTRIBUTION AND SERVICE PLAN

Distribution and Service Plan (the “Plan”) of Cohen & Steers ETF Trust (the “Trust”), a statutory trust organized under the laws of the state of Maryland, with respect to each of its series listed on Schedule A hereto, as such schedule may be amended in writing from time to time (each, a “Fund”). Cohen & Steers Capital Management, Inc., a New York corporation, is each Fund’s investment advisor, and Foreside Fund Services, LLC (“Foreside”), a Delaware limited liability company, is the principal underwriter for each Fund.

WHEREAS, each Fund desires to adopt a plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”), and the Trust’s Board of Trustees (the “Board,” and each member thereof, a “Trustee”) has determined that there is a reasonable likelihood that adoption of said plan will benefit each Fund and its shareholders; and

WHEREAS, the Trust has entered into a Distribution Agreement with Foreside pursuant to which Foreside will act as the distributor with respect to the creation and distribution of aggregations of shares of the Funds as described in the Funds’ registration statement.

NOW THEREFORE, each Fund hereby adopts this Plan in accordance with Rule 12b-1 under the Act on the following terms and conditions:

1.  Foreside, or such other person as may from time to time be engaged and appointed to act as the distributor of a Fund’s shares, shall act as the principal underwriter of the Fund pursuant to a distribution agreement (the “Distributor”).

2.  The Trust will pay to the Distributor, with respect to a Fund’s shares, a fee computed at an annual rate not to exceed the fee rate set forth on Schedule A for such Fund as may be determined by the Board from time to time.

The Distributor may use such amounts, without limitation, (i) to make payments to brokers, financial intermediaries or other third parties (in each case, if qualified in the Distributor’s sole discretion) that have rendered assistance in connection with the distribution of a Fund’s shares and (ii) for other expenses such as advertising costs and the payment for the printing and distribution of prospectuses to prospective investors. Such amounts may also be used to pay brokers, financial intermediaries and other third parties for the provision of personal services to record and/or beneficial owners of shares of a Fund (collectively, “shareholders”) or services related to the maintenance of shareholder accounts, such as: sub-transfer agency, recordkeeping, and other administrative services to investors who invested in a Fund through an omnibus account; shareholder liaison services, such as responding to customer inquiries and providing information on their investments; processing and mailing trade confirmations, monthly statements, prospectuses, annual reports, semi-annual reports, and shareholder notices and other communications required by the Securities and Exchange Commission (“SEC”); capturing and processing tax data; issuing and mailing dividend checks to shareholders who have selected cash distributions; preparing record date shareholder lists for proxy solicitations; collecting and posting distributions to shareholder accounts; establishing and maintaining systematic withdrawals and automated investment plans and shareholder account registrations; providing office space, equipment and telephone facilities; and providing such other shareholder services as a Fund or Distributor may reasonably request. Notwithstanding the foregoing, to the extent applicable, such amounts will be subject to the limitations prescribed by applicable Financial Industry Regulatory Authority rules on amounts that a Fund may pay as “asset-based sales charges” and “service fees.” The Distributor will make such payments pursuant to the terms of written agreements complying with Rule 12b-1 (each a “Rule 12b-1 Agreement”).

The Distributor may use all or any portion of the amount received pursuant to this Plan to compensate securities dealers or other persons that are Authorized Participants for providing distribution assistance, including broker-dealer and shareholder support and educational and promotional services, pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under this Plan. All expenses covered by this Plan shall be deemed incurred whether paid directly by the Distributor or by a third party to the extent reimbursed therefor by the Distributor.

It is recognized that a Fund’s investment adviser, sub-adviser, or an affiliate of the foregoing may use its management or sub-advisory fee revenues, past profits or its resources from any other source, to make payment to the Distributor or any other entity with respect to any expenses incurred in connection with the servicing, distribution, or marketing and sales of the Fund’s shares, including the activities referred to above. Notwithstanding any language to the contrary contained herein, to the extent that any payments made by a Fund to its investment adviser, sub-adviser or any affiliate thereof should be deemed to be indirect financing of any activity primarily intended to result in the sale of Fund shares, then such payments shall be deemed to be authorized by this Plan, but shall not be subject to the limitations set forth in Section 2.

Fees shall be payable by the Trust on behalf of any Fund regardless of whether such fees are greater or less than the actual expenses incurred by the Distributor or third party with respect to such Fund during the relevant period. Expenses relating to services provided to or benefiting more than one Fund shall be divided or allocated between or among the relevant Funds on a fair and equitable basis.

3.  Quarterly in each year that this Plan remains in effect, the Trust’s Treasurer shall prepare and furnish to the Board a written report, complying with the requirements of Rule 12b-1, of the amounts expended under this Plan and purposes for which such expenditures were made.

4.  This Plan shall become effective upon approval by majority votes of (a) the Board and the Qualified Trustees (as defined in Section 6), cast in person at a meeting called for the purpose of voting hereon or (b) the outstanding voting securities of each Fund.

5.  This Plan shall take effect with respect to the shares of a particular Fund as of the effective date set forth on Schedule A (the “Effective Date”); thereafter this Plan shall remain in effect with respect to a Fund for one year from the Fund’s Effective Date and may be continued thereafter if this Plan and any related agreement are approved at least annually by a majority vote of the Board, including a majority of the Qualified Trustees, cast in person at a meeting called for the purpose of voting on such Plan and agreement. Unless otherwise permitted by law, this Plan may not be amended in order to increase materially the amount to be spent for distribution assistance without Fund shareholder approval in accordance with Section 4 hereof. All material amendments to this Plan must be approved by a vote of the Board, and of the Qualified Trustees, cast in person at a meeting called for the purpose of voting thereon.

6.  This Plan may be terminated as to any Fund at any time by a majority vote of the Trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of this Plan or in any agreements related to this Plan (“Qualified Trustees”) or by vote of a majority of the outstanding voting securities of the affected Fund.

7.  While this Plan shall be in effect, the selection and nomination of the “Disinterested” Trustees of the Trust shall be committed to the discretion of the “Disinterested” Trustees then in office.

8.  Any termination or non-continuance of (i) a selected dealer agreement by the Distributor with a particular broker or (ii) a Rule 12b-1 Agreement with a particular financial intermediary shall have no effect on similar agreements between (i) other brokers and the Distributor or (ii) other financial intermediaries and a Fund pursuant to this Plan.

9.  Neither the Distributor nor any Fund is obligated by this Plan to execute a selected dealer agreement with a qualifying broker or a Rule 12b-1 Agreement with a qualifying financial intermediary, respectively.

10. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

a.

that such agreement may be terminated with respect to any Fund at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding shares of such Fund, on not more than 60 days’ written notice to any other party to the agreement; and

b.	that such agreement shall terminate automatically in the event of its assignment.

11. The provisions of this Plan are severable for each Fund and if provisions of this Plan applicable to a particular Fund are terminated, the remainder of this Plan provisions applicable to the other remaining Funds shall not be invalidated thereby and shall be given full force and effect.

12. As used herein, the terms “assignment,” “interested person,” and “majority of the outstanding voting securities” shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such interpretations as may be issued, or exemptions as may be granted, by the SEC.

13. To the extent that any payments made by the Trust to the Distributor, including payment of service fees, should be deemed to be indirect financing of any activity primarily intended to result in the sale of the shares issued by a Fund within the context of Rule 12b-1 under the Act, then such payments shall be deemed to be made under this Plan.

Effective: As of August 10, 2026

Schedule A

Fund Name	Fee Rate*	Effective Date
Cohen & Steers Real Estate Active ETF	0.25%	November 13, 2025
Cohen & Steers Preferred and Income Opportunities Active ETF	0.25%	November 13, 2025
Cohen & Steers Natural Resources Active ETF	0.25%	November 13, 2025
Cohen & Steers Short Duration Preferred and Income Active ETF	0.25%	November 26, 2025
Cohen & Steers Infrastructure Opportunities Active ETF	0.25%	November 26, 2025
Cohen & Steers Future of Energy Active ETF	0.25%	June 1, 2026
Cohen & Steers Real Assets Active ETF	0.25%	August 10, 2026

* Per annum of the average daily net assets of the Fund